Filed by Parkway Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Grayson Bankshares, Inc.
Commission File No.: 000-30535

Cardinal Bankshares Corporation
Commission File No.: 000-28780

Cardinal Bankshares Corporation and Grayson Bankshares, Inc.,
To Join Forces in a Combination of Local Banks

Company Release - 11/08/2015 05:00PM

FLOYD, VA. and INDEPENDENCE, VA, Nov. 8 /PRNewswire-FirstCall/ -- Cardinal Bankshares Corporation (OTC Markets: CDBK), parent company of Bank of Floyd, and Grayson Bankshares, Inc. (OTC Markets: GSON), parent company of Grayson National Bank, announced today that they have entered into a definitive agreement to combine their companies. With nearly 200 years of combined history as independent community banks, Bank of Floyd and Grayson National Bank recognize the unique opportunity of joining together to enhance their shared mission of providing outstanding banking services in the communities where they do business.

Under the terms of the agreement, both companies will merge with and into Parkway Acquisition Corp., a new bank holding company formed for the purpose of effecting the combination.  Both Cardinal and Grayson shareholders will receive shares of stock in the newly formed company. Based upon the approximate equity contributions of Cardinal and Grayson to the newly formed company, Cardinal shareholders will receive approximately 40% of the newly issued shares and Grayson shareholders will receive approximately 60% of the newly issued shares.  Cardinal shareholders will receive 1.30 shares of Parkway common stock for each share of Cardinal common stock. Grayson shareholders will receive 1.76 shares of Parkway common stock for each share of Grayson common stock. The companies expect to apply for quotation of the new holding company shares on the OTCQB as the transaction is completed.

The subsidiary banks of Bank of Floyd and Grayson National Bank will combine to form one national bank regulated by the Office of the Comptroller of the Currency. The newly formed bank holding company and its subsidiary bank will select a new name following the closing of the transaction. The combination is subject to approval by Cardinal's and Grayson's shareholders, banking regulators and other customary closing conditions. The transaction is expected to be completed during the second quarter of 2016.

The combined organization will have 17 full-service banking offices, assets of over $600 million, deposits of over $500 million and shareholders’ equity of over $50 million. The combined company will be governed by a board of directors comprised of each of the current directors of Cardinal and Grayson. Current Grayson Chairman of the Board, Thomas M. Jackson, Jr., will serve as chairman of the board of the company and its subsidiary bank, and current Cardinal Chairman, John Paul Houston, will serve as vice chairman of the company and subsidiary bank.  Allan Funk, currently President & CEO of Grayson, and Blake Edwards, currently CFO of Grayson, will serve in the same capacities with the new company. Both Bank of Floyd and Grayson executives will make up the balance of the management team.

"This combination will create a new dynamic community bank dedicated to serving our very important hometown communities in Grayson and Floyd Counties. Working together we can offer enhanced products and services to an extended market area in a more efficient manner. As neighboring banks our footprints fit together very nicely.  Our combined market area will extend from Alleghany County, North Carolina, north to Wythe County, Virginia and east to the counties of Montgomery and Roanoke, Virginia. Together our product and service capabilities will be competitive with the very largest banks.  Individuals and businesses in our area prefer to do business locally when they can, and we intend to be the local bank of choice.” said Allan Funk.

Thomas M. Jackson, Jr., Chairman of Grayson, said this about the opportunity: "All businesses seek to find the ideal size that creates better operating efficiencies and maximizes the bottom-line potential. With our combined assets and cost-saving efficiencies, we believe our customers and shareholders will significantly benefit from this transaction.  The costs associated with new banking legislation have put an enormous strain on small banks, and by joining forces we believe we are well positioned for improved operating results for years to come. We are fortunate to have found Bank of Floyd at the same crossroad.”

John Paul Houston, Chairman of Cardinal said, “We have been looking for ways to strategically advance our community bank mission while improving our bottom line. This combination improves our near-term and long-term financial performance for shareholders, and enhances our ability to offer the products and services our customers need. This also ensures that all of our customers -- in both banks’ footprints -- have a locally-owned community bank for years to come. ”

In connection with the transaction, Raymond James & Associates, Inc. is acting as financial advisor and has provided a fairness opinion to Grayson, and Williams Mullen provided legal advice to Grayson. Gentry Locke served as legal advisor to Cardinal, and Banks Street Partners, LLC rendered a fairness opinion to Cardinal. In addition, CCG Consulting Group acted as a strategic advisor to Cardinal.

Parkway Acquisition Corp. is a newly-incorporated company that was formed under Virginia law for the purpose of effecting the proposed merger. Parkway has not conducted any business and will not conduct any business except to perform its obligations under the merger agreement. Upon consummation of the proposed merger, Parkway will be a bank holding company of the combined bank.

Cardinal Bankshares Corporation is a bank holding company headquartered in Floyd, Virginia, and is the parent company for Bank of Floyd. Bank of Floyd is a community bank, also headquartered in Floyd. Bank of Floyd serves the Roanoke and New River Valleys, as well as Floyd and Carroll Counties operating seven locations in Floyd, Hillsville, Roanoke, Salem, Christiansburg, Fairlawn and Willis. Bank of Floyd serves consumers and small businesses with a wide range of banking services, delivered in person, online and on mobile devices. Bank of Floyd had $263 million in assets as of September 30, 2015.

Grayson Bankshares, Inc. is a bank holding company headquartered in Independence, Virginia. Grayson’s wholly-owned subsidiary, Grayson National Bank, was founded in 1900 and currently serves Grayson County, Virginia and the surrounding areas of Virginia and North Carolina through ten banking offices and one loan production office. Grayson National Bank had $332 million in assets as of September 30, 2015. Grayson National Bank provides individuals and small to medium sized businesses with a wide range of banking services including checking and savings accounts, commercial, installment, mortgage and personal loans, credit and debit cards, internet banking, mobile banking, and other associated services.

A presentation regarding this transaction will be available for download on the “Investor Relations” pages of www.graysonnationalbank.com and www.bankoffloyd.com.

Additional Information About The Companies and This Transaction

In connection with the merger, Parkway will file a registration statement, which will include a joint proxy statement/prospectus to be sent to each company's shareholders, and other relevant documents concerning the merger with the Securities and Exchange Commission (the "SEC"). This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation or any vote or approval.  SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARKWAY, CARDINAL, GRAYSON AND THE PROPOSED MERGER.

You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Parkway, Cardinal and Grayson, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents when they become available, free of charge, by accessing Cardinal’s website (www.bankoffloyd.com) or by requesting them in writing from Mark Smith, Cardinal Bankshares Corp., 101 Jacksonville Circle, Floyd, Virginia 24091, or by telephone at (540) 745-4191; or by accessing Grayson’s website (www.graysonnationalbank.com) or by requesting them in writing from Allan Funk, Grayson Bankshares, Inc., 113 West Main Street, Independence, Virginia 24348, or by telephone at (276) 773-2811.

Cardinal, Grayson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cardinal and Grayson in connection with the proposed merger. Information about the directors and executive officers of Cardinal and Grayson will be included in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of each document as described in the preceding paragraph. Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934 as amended. These include statements as to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of Parkway, Cardinal and Grayson intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of each of Parkway, Cardinal and Grayson, are generally identified by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," or "project" or similar expressions. The companies' respective ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of each of Parkway, Cardinal and Grayson and their respective subsidiaries include, but are not limited to: the risk that the businesses of Cardinal and/or Grayson will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; revenues following the merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe; changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies' respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.